February 24, 2009

Mr. Karl Hiller, Branch Chief
Ms. Joanna Lam
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:
EMTA Holdings, Inc.
Form 10-K for Fiscal Year Ended March 31, 2008 Filed July 15, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 3008 Filed August 19, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 3008 Filed November 19, 2008
File No. 333-136583

Dear Mr. Hiller and Ms. Lam:

In furtherance of my discussion with Ms. Lam yesterday I am providing the following correspondence.

We are in receipt of the SEC comment letter dated January 22, 2009 concerning the above-referenced filings.

We have a limited staff available for the these type of matters and until last Thursday were dedicated to the timely filing of the Company’s Form 10-Q for the quarter ended December 31, 2008.

We are working on the comments that were in your letter and expect to have a response to each by Friday, March 6th, 2009, except for the audit required by your comment 6 which we expect to have the following week.  As we discussed, our senior audit partner is out of town this week and we will discuss our changes with her upon her return next week.

EMTA Holdings, Inc. 7430 East Butherus Drive, Suite D, Scottsdale, AZ 85260-2400
Phone (480) 222-6222  Fax (480) 222-6225

Mr. Karl Hiller, Branch Chief
Ms Joanna Lam
Securities and Exchange Commission
February 24, 2009

Also, as we discussed, with respect to comment 6, our predecessor auditors have done all of the field work with respect to the two years of audits of the pre-acquisition company and we are working on the statements, representations and the required coordination between the predecessor auditor and our current auditor with respect to subsequent events so that both auditors can sign off on the filing.

Finally, in order to avoid additional unnecessary filings, prior to our filing of the amendments we will provide you with our proposed changes to each amendment for your review.

Respectfully submitted,

/s/ James C. Marshall

James C. Marshall
Chief Financial Officer
Direct Phone: 480.443.0500